# SEC Schedule 13D/A (Amendment No. 30) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENERAL DYNAMICS CORPORATION, CIK 0000040533
CUSIP: 369550108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11011 Sunset Hills Road, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 08/28/2026
Filed by CIK 0001086477
Persons authorized to receive notices and communications: Aaron Rappaport, 222 N. LaSalle St., Suite 2000, Chicago, Illinois (IL), 60601, (312) 236-6300; Maurice M. Lefkort, Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019, 212-728-8000

## Reporting persons
- Longview Asset Management, LLC (CIK 0001086477): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 27,096,788; sole dispositive power 27,096,788; aggregate amount beneficially owned 27,096,788 (10% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: GENERAL DYNAMICS CORPORATION
Address of issuer's principal executive offices: 11011 Sunset Hills Road, Reston, Virginia (VA), 20190
Comment:
Explanatory Note

The Reporting Person (as defined below) listed on the cover page to this Schedule 13D amendment hereby makes the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the rules and regulations promulgated thereunder. This Statement is an amendment of the original Schedule 13D filed on January 2, 1970 (the "Original Schedule 13D"), as amended by: Amendment No. 1, filed January 26, 1970; Amendment No. 2, filed February 13, 1970; Amendment No. 3, filed March 2, 1970; Amendment No. 4, filed April 20, 1970; Amendment No. 5, filed January 12, 1971; Amendment No. 6, filed September 25, 1974; Amendment No. 7, filed January 20, 1975; Amendment No. 8, filed May 19, 1975; Amendment No. 9, filed October 22, 1975; Amendment No. 10, filed November 20, 1975; Amendment No. 11, filed January 16, 1976; Amendment No. 12, filed June 2, 1976; Amendment No. 13, filed November 4, 1976; Amendment No. 14, filed January 14, 1977; Amendment No. 15, filed May 11, 1977; Amendment No. 16, filed September 21, 1979; Amendment No. 17, filed June 16, 1980; Amendment No. 18, filed June 15, 1981; Amendment No. 19, filed March 7, 1984; Amendment No. 20, filed December 10, 1986; Amendment No. 21, filed June 11, 1987; Amendment No. 22, filed August 26, 1992; Amendment No. 23, filed July 2, 1999; Amendment No. 24, filed November 9, 2001; Amendment No. 25, filed July 16, 2003; Amendment No. 26, filed October 17, 2014; Amendment No. 27, filed July 26, 2017; Amendment No. 28, filed October 2, 2023; and Amendment No. 29, filed April 10, 2024 (the Original Schedule 13D as amended by Amendment Nos. 1 through 29 is referred to herein as the "Schedule 13D").

Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D. Except as amended hereby, the information set forth in the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4. Is supplemented by adding the following:

The Report Person intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, overall market conditions, the need for diversification and other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Shares without affecting its beneficial ownership of the Shares. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Person may elect to sell up to 12.5% of the 27,096,788 Shares held as of August 28, 2026 (the "Potential Sales") as a means to diversify its overall investment portfolio and in furtherance of its portfolio management objectives. The Potential Sales are driven by the Reporting Person's own internal portfolio allocation considerations and are unrelated to any matter pertaining to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and 5(b) are hereby amended to read as follows:

(a) - (b) By virtue of its management of Longview Client accounts, Longview beneficially owns 27,096,788 shares of Common Stock, as of August 26, 2026, representing approximately 10% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act, based on 270,557,195 shares of Common Stock issued and outstanding as of July 5, 2026 as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended July 5, 2026 filed with the Securities and Exchange Commission on July 29, 2026.

## Signatures
- Longview Asset Management, LLC: /s/ Aaron Rappaport, Aaron Rappaport, Vice President, Chief Operating Officer and Chief Compliance Officer (08/28/2026)